UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2021

Commission File Number: 001-40566
TABOOLA.COM LTD.
(Exact name of registrant as specified in its charter)
16 Madison Square West 7th Floor
New York, NY 10010
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	☒

EXPLANATORY NOTE

Taboola.com Ltd. (the “Company”) has made available certain supplemental historical quarterly financial information, which the Company believes is useful to investors. A copy of the supplemental information is attached hereto as Exhibit 99.1 and is hereby incorporated by reference.

The supplemental historical quarterly financial information included in Exhibit 99.1 does not present and is not required to present all of the information that would be required to be included in a Form 10-Q filed with the SEC, does not include notes, and should not be viewed as a substitute for complete interim financial statements prepared in accordance with the SEC requirements for quarterly financial reports. The information in Exhibit 99.1 has been prepared by, and is the responsibility of, management and is based on a number of assumptions. Neither the Company’s independent auditors, nor any other independent accountant, have audited, reviewed, compiled, examined, or performed any procedures with respect to the information included in Exhibit 99.1, nor have they expressed any opinion or any other form of assurance on such information, and assume no responsibility for, and disclaim any association with, such information. In addition, the information set forth in Exhibit 99.1 is not necessarily indicative of the results the Company may achieve in any future periods.

The information contained in Exhibit 99.1 is only a summary and should be read together with the audited or unaudited financial information and related notes included elsewhere in the Company's Securities and Exchange Commission ("SEC") filings as well as the description of other risks and uncertainties set forth in the section entitled “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” “Unaudited Pro Forma Condensed Combined Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s registration statement on Form F-1, as amended, including the Prospectus that forms a part thereof.

The information in the attached Exhibit 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

TABLE OF CONTENTS
ITEM
99.1	Supplemental Quarterly Financial Information

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TABOOLA.COM LTD.
	By:	/s/ Stephen Walker
		Name:	Stephen Walker
		Title:	Chief Financial Officer
Date: December 21, 2021